Exhibit 99.1

REE Automotive Reports First Quarter 2024 Financial Results:

Deliveries to Customers Have Begun Including to Penske, U-Haul and Airbus

●	Penske Truck Leasing begins to offer Powered by REE® Electric Vehicles to its customers

●	U-Haul received Powered by REE electric platform and is evaluating it as the first solution to support the electrification of its fleet

●	Airbus and REE collaborate on an autonomous program utilizing REE’s P7-C full by-wire and autonomous-ready technology, which opens REE to new autonomous driving markets

●	Demo program underway, with a growing number of trucks already delivered and an increasing number of fleets that continue to provide excellent reviews through REE’s network of 20 dealers, 66 sales and service locations, reaching a potential 200 fleet customers across North America

●	In discussions with several automotive manufacturers to incorporate REEcorner® by-wire technology into their electric offerings

●	P7-C is the first full by-wire truck to achieve U.S. FMVSS certification; now eligible for customer incentives of over $100,000 per truck

●	Cash and equivalents of $77.5 million as of March 31, 2024; $15 million (gross) proceeds raised in a public offering at $6.50 per share led by M&G, a strategic automotive investor and REE’s largest shareholder

●	First quarter GAAP net loss narrowed by 29% quarter-over-quarter (QoQ) with Non-GAAP net loss narrowing by 33% QoQ mainly due to the completion of the engineering phase and operational efficiencies

●	Company will hold a conference call at 8:30 a.m. Eastern Time today, May 30, 2024 which can be accessed via webcast at investors.ree.auto or webcast registration LINK; and via conference call dial-in LINK.

TEL AVIV (May 30, 2024) – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company and provider of full by-wire electric trucks and platforms, today announced its financial results and operational highlights for the three months ended March 31, 2024.

“We started 2024 with strong momentum and catalytic milestones, from achieving U.S. certification to starting to deliver trucks against our order book as part of our demo program with our dealers across North America. These demos are used by dealers to generate orders from their fleet customers, potentially further growing our order book value, which recently crossed $50 million. As our dealer network is now sufficiently built to properly cover North America, we are pivoting to focus on adding fleet orders to our order book and to serve some of the largest fleet companies in the world, including Penske Truck Leasing (“Penske”) and U-Haul International, Inc. (“U-Haul”). We are excited to partner with Penske and have them offer our electric trucks to their customers and we are proud to be the first electrification partner for U-Haul which we believe both demonstrates our leadership in the industry and the value our technology delivers,” stated Daniel Barel, REE’s co-founder and CEO.

“We believe that our REEcorner® technology uniquely positions us in a lucrative portion of the commercial electric vehicles (“EV”) value chain. The U.S. Federal Motor Vehicle Safety Standards (“FMVSS”), U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board (“CARB”) certifications attained solidified our technological leadership. We see growth in market penetration through our dealers’ network across North America, as well as increasing demand from other automotive manufacturers to adopt our REEcorner® technology. We continue to see interest in our mature full by-wire technology for autonomous solutions as we have shown through our collaboration with Airbus UpNext (“Airbus”) in its autonomous program. We believe that this, coupled with our capital expenditure (“CapEx”)-light manufacturing and operations strategy, enables us to rapidly reach our commercial market and financial goals. We believe our initial customer deliveries, and the feedback we receive on our products, show strong potential, and we expect it will generate significant growth in our order book supporting our production strategy,” Barel concluded.

Q1 2024 and Recent Highlights:

Business:

●	Penske begins to offer Powered by REE® EVs to its customers. Subsequent to quarter end, REE delivered to Penske a P7-C upfitted with a 16-foot Wabash (NYSE: WNC) DuraPlate® body for demos and orders across North America. Penske is a leading global transportation services provider managing a fleet of approximately 450,000 vehicles with more than 2,650 rental locations across North America. The Penske truck debuted at the 2024 ACT Expo generating interest from large fleets.

●	U-Haul received and is evaluating a Powered by REE® class 5 electric platform as the first solution to support the electrification of its fleet. U-Haul is a subsidiary of the U-Haul Holding Company (NYSE: UHAL) founded in 1945, U-Haul operates more than 23,000 rental locations across all 50 states and 10 Canadian provinces with a fleet of 192,200 trucks, 138,500 trailers and 44,500 towing devices.

●	Airbus selected the Powered by REE® vehicle for a fully autonomous program based on REE’s full by-wire capabilities. REE believes that this solidifies the maturity of its full by-wire technology and potentially opens REE to the autonomous driving market.

●	Deliveries have commenced to REE’s distribution network of 20 dealers with 66 points of sales and service and access to a potential of over 200 fleets across the U.S and Canada. Demos of REE’s P7-C have begun to be delivered to fleets for orders, potentially adding further momentum to the current $50 million order book value.

●	Launched demo program to expand fleets’ exposure to REE’s commercial EV. Subsequent to quarter-end more than 120 demo rides were performed with multiple prospects, with the aim to generate follow-on orders based on continued positive feedback received from fleets. The demos give fleets the opportunity to experience the first FMVSS certified full by-wire commercial vehicle, secure the inventory they need to transition their fleets to electric and aim to showcase the P7-C’s driver-centric cabin, modular design and tight maneuverability firsthand.

●	Two new complete P7-C solutions were showcased at the National Truck and Equipment Association’s Work Truck Week in Indianapolis, Indiana. Addressing Pritchard’s demand, a full P7-C truck was upfitted with a KUV body from Knapheide, North America’s most popular manufacturer of work truck bodies and truck beds. Subsequent to quarter-end, at the ACT Expo, REE presented the P7-C truck upfitted with a 16-foot Wabash DuraPlate® body, built per Penske’s requirements.

Technology:

●	P7-C is the first full by-wire truck to achieve U.S. FMVSS and EPA certifications. P7-C vehicles are now eligible for a U.S. federal tax credit of up to $40,000 per vehicle and are expected to be eligible for over $100,000 of incentives per vehicle with additional state incentives.

Operations:

●	REE is progressing with its CapEx light manufacturing strategy to achieve bill of materials break-even in the low hundreds of vehicles. The two-step manufacturing approach involves U.S. assembly of full vehicles and continued production of REEcorners® at the Company’s automated Coventry, UK facility, which has an annual capacity of 10,000 vehicle sets.

●	The tooling investment for the REEcorner® in the UK has been deployed, resulting in a highly efficient, automated production line consisting of 13 robotic stations, run by only seven human operators. REEcorners® are built upon customer order, not inventory, thus optimizing working capital.

●	Financing options are being evaluated to fund scale production of full vehicles by the end of 2024 and subsequent scaling in 2025 and beyond. Once funding is secured, REE plans to ramp up production in the U.S. against its order book, in parallel to the completion of the production tooling program. Once the U.S. production tooling comes online, REE plans to scale production responsibly according to available working capital and demand, with a goal of de-risking execution.

Financials:

●	First quarter GAAP net loss narrowed by 29% QoQ to $25.2 million compared to $35.2 million in Q4 2023 and narrowed by 12% year-over-year (YoY) compared to $28.6 million in Q1 2023. The YoY decrease was mainly driven by operational efficiencies implemented, which reduced payroll and related costs and other operational expenses, as well as lower share-based compensation expenses. These decreases were partially offset by losses from remeasurement of warrants and financial expenses related to convertible notes as well as an increase in income tax expenses. The decrease compared to the previous quarter was mainly attributed to the increased non-recurring engineering development costs in Q4 2023.

●	Non-GAAP net loss in the quarter narrowed by 33% QoQ to $21.7 million compared to $32.2 million in Q4 2023 and narrowed by 10% from $24.0 million in Q1 2023.

●	REE ended Q1 2024 with liquidity of $77.5 million comprised of cash and cash equivalents and short-term investments, inclusive of a $15 million credit facility.

●	Free cash flow (FCF) burn continued to narrow in Q1 2024, with a 6% reduction from Q4 2023, consistent with the trend in full year 2023 when REE reported a 25% YoY decrease in FCF burn.

●	During the first quarter, the Company raised approximately $15 million (gross) in proceeds through a public offering of ordinary shares priced at $6.50 per share. The equity raise was led by M&G Investment Management Limited, one of Europe’s largest investment firms, a strategic automotive investor, and REE’s largest shareholder. In addition, from January 2024 through May 30, 2024, the Company issued 54,938 Class A Ordinary Shares under the At the Market Offering Agreement with H.C. Wainwright & Co., LLC for total gross proceeds of approximately $0.3 million.

A reconciliation of GAAP to non-GAAP measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with Generally Accepted Accounting Principles (GAAP). These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with peer companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables below.

We believe that adjusted EBITDA, non-GAAP net loss, non-GAAP operating expenses, non-GAAP basic and diluted net loss per share, reflect additional means of evaluating REE’s ongoing operating results and trends. We believe that these non-GAAP measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We believe that Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash used in our operational activities and capital expenditures. Free Cash flow burn represents the negative cash outflow used in our activities as explained above.

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Comprehensive Loss

U.S. dollars in thousands (except share and per share data) (Unaudited)

	Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023
Revenues	$160	$455	$—
Cost of revenues	804	913	—
Gross loss	$(644)	$(458)	$—
Operating expenses:
Research and development expenses, net	15,358	28,587	18,874
Selling, general and administrative expenses	7,170	8,125	10,843
Total operating expenses	22,528	36,712	29,717
Operating loss	$(23,172)	$(37,170)	$(29,717)
Income (loss) from warrants remeasurement	(706)	396	—
Financial income, net	131	341	1,061
Net loss before income tax	(23,747)	(36,433)	(28,656)
Income tax expense (income)	1,436	(1,200)	(34)
Net loss	$(25,183)	$(35,233)	$(28,622)
Net comprehensive loss	$(25,183)	$(35,233)	$(28,622)
Basic and diluted net loss per Class A ordinary share (1)	$(2.28)	$(3.44)	$(2.87)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share (1)	11,023,880	10,236,827	9,961,218

(1)	On October 18, 2023, the Company effected a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented above as if the stock reverse split had been in effect as of the date of these periods. For further details, see the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2024.

REE AUTOMOTIVE LTD.

Condensed Consolidated Balance Sheets

U.S. dollars in thousands (except share and per share data)

	March 31, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$53,612	$41,232
Short-term investments	23,880	44,395
Accounts receivable	45	455
Inventory	1,500	463
Other accounts receivable and prepaid expenses	8,143	6,959
Total current assets	87,180	93,504

NON-CURRENT ASSETS:
Non-current restricted cash	3,009	3,008
Other accounts receivable	2,348	2,871
Operating lease right-of-use assets	20,591	21,418
Property and equipment, net	17,113	17,099
Total non-current assets	43,061	44,396
TOTAL ASSETS	$130,241	$137,900

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term loan	$15,015	$15,019
Trade payables	3,430	3,703
Other accounts payable and accrued expenses	12,985	14,046
Operating lease liabilities	2,407	2,411
Total current liabilities	33,837	35,179

NON-CURRENT LIABILITIES:
Warrants liability	4,106	3,400
Convertible promissory notes	5,577	4,806
Deferred tax liability	725	—
Operating lease liabilities	15,659	16,440
Total non-current liabilities	26,067	24,646
TOTAL LIABILITIES	59,904	59,825

SHAREHOLDERS’ EQUITY:
Ordinary shares	—	—
Additional paid-in capital	931,656	914,211
Accumulated deficit	(861,319)	(836,136)
Total shareholders’ equity	70,337	78,075
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$130,241	$137,900

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands (Unaudited)

	Three Months Ended
	March 31, 2024	March 31, 2023
Cash flows from operating activities:

Net loss	$(25,183)	$(28,622)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	813	483
Accretion income on short-term investments	—	(328)
Share-based compensation	2,823	4,658
Change in fair value of warrants liability	706	—
Change in fair value of derivative liability	441	—
Amortization of convertible promissory note	112	—
Interest expenses	215	—
Decrease in accrued interest on short-term investments	515	171
Increase in inventory	(1,037)	—
Decrease in accounts receivable	410	—
Increase in other accounts receivable and prepaid expenses	(661)	(806)
Change in operating lease right-of-use assets and liabilities, net	42	(293)
Decrease in trade payables	(235)	(944)
Decrease in other accounts payable and accrued expenses	(911)	(780)
Increase in deferred tax liability, net	725	—
Other	—	31
Net cash used in operating activities	(21,225)	(26,430)

Cash flows from investing activities:

Purchase of property and equipment	(865)	(1,269)
Purchases of short-term investments	—	(22,364)
Proceeds from short-term investments	20,000	55,100
Net cash provided by investing activities	19,135	31,467

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	14,471	—
Proceeds from exercise of options and warrants	—	68
Repayment of short term loan	(15,000)	—
Proceeds from short term loan	15,000	—
Net cash provided by financing activities	14,471	68

Increase in cash, cash equivalents and restricted cash	12,381	5,105
Cash, cash equivalents and restricted cash at beginning of year	44,240	59,925
Cash, cash equivalents and restricted cash at end of period	$56,621	$65,030

Reconciliation of GAAP Financial Metrics to Non-GAAP

U.S. dollars in thousands (except share and per share data)

(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended
	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023
Net Loss on a GAAP Basis	$(25,183)	$(35,233)	$(28,622)
Financial income, net	(131)	(341)	(1,061)
Income tax expense (income)	1,436	(1,200)	(34)
Loss (income) from warrants remeasurement	706	(396)	—
Depreciation, amortization and accretion	1,640	1,541	1,060
Share-based compensation	2,823	3,388	4,658
Adjusted EBITDA	$(18,709)	$(32,241)	$(23,999)

Reconciliation of net cash used in operating activities to Free Cash Flow

	Three Months Ended
	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023
Net cash used in operating activities	(21,225)	(23,084)	(26,430)
Purchase of property and equipment	(865)	(392)	(1,269)
Free Cash Flow	(22,090)	(23,476)	(27,699)

Reconciliation of GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and presentation of Non-GAAP net loss per Share, basic and diluted:

	Three Months Ended
	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023
GAAP operating expenses	22,528	36,712	29,717
Share-based compensation	(2,823)	(3,388)	(4,658)
Non-GAAP operating expenses	19,705	33,324	25,059

GAAP net loss	(25,183)	(35,233)	(28,622)
Loss (income) from warrants remeasurement	706	(396)	—
Share-based compensation	2,823	3,388	4,658
Non-GAAP net loss	$(21,654)	$(32,241)	$(23,964)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share (1)	11,023,880	10,236,827	9,961,218
Non-GAAP basic and diluted net loss per share (1)	$(1.96)	$(3.15)	$(2.41)

(1)	On October 18, 2023, the Company effected a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented above as if the stock reverse split had been in effect as of the date of these periods. For further details, see the Company’s Annual Report on Form 20-F filed with SEC on March 27, 2024.

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To learn more about REE Automotive’s patented technology and unique value proposition that position the company to break new ground in e-mobility, visit www.ree.auto.

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles Powered by REE® are equipped with the revolutionary REEcorner®, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. As the first company to FMVSS certify a full by-wire vehicle in the U.S., REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Using four identical REEcorners® enables REE to make the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low total cost of ownership (TCO), and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Media Contact

Malory Van Guilder

Skyya PR for REE Automotive

+1 651-335-0585

ree@skyya.com

Investor Contact

Dana Rubinstein

Chief Strategy Officer | REE Automotive

investors@ree.auto

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses that its REEcorner® technology uniquely positions it in a lucrative portion of the commercial EV value chain, the growing demand to adopt its REEcorner® technology and products, its outlook that deliveries are expected to grow to the low thousands of vehicles in 2025, working up to a cumulative delivery goal of approximately 6,000 vehicles by the end of 2026, putting it in a position for positive cash flow, access to a potential of 200 fleets across North America, benefits and advantages of REE trucks, that P7-C vehicles are expected to be eligible for over $100,000 of incentives per vehicle with additional state credits, that it is evaluating its financing options to fund the scaling of production of full vehicles by the end of 2024, its planned subsequent scaling in 2025 and beyond, that once funding is secured, and that once U.S. production tooling comes online, that it plans to ramp up production responsibly according to available working capital and demand, with a goal of de-risking execution. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

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These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; the ongoing military conflict in Israel; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 and in subsequent filings with the SEC.

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